ANNUAL INFORMATION FORM

RENEWAL

Form 51-102F2 prescribed by National Instrument 51-102

CALEDONIA MINING CORPORATION (the “Company” or Caledonia”)

Corporate Name

March 31, 2011

Date of Annual Information Form

December 31, 2010

Date of Latest Financial Year End

	TABLE OF CONTENTS
ITEM 1.	CORPORATE STRUCTURE	4
1.1	Name, address and incorporation	4
1.2	Intercorporate Relationships	4
1.3	Transfer Agent	4
ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS	5
2.1	Three Year History	5
2.2	Significant Acquisitions	5
ITEM 3.	DESCRIPTION OF THE BUSINESS	5
3.1	General	5
(c)	General Comments	6
ITEM 4.	MINERAL PROPERTIES AND PROJECTS	7
4.1	Blanket Mine, Zimbabwe	7
4.2	Nama Property, Zambia	11
4.3	Rooipoort and Mapochsgronde, South Africa	16
4.4	Eersteling Mine, South Africa	17
ITEM 5.	RISK FACTORS	17
ITEM 6.	DIVIDENDS	21
ITEM 7.	CAPITAL STRUCTURE	21
7.1	Capital	21
ITEM 8.	MARKET FOR SECURITIES	21
8.1	Trading Price and Volume	21
ITEM 9.	ESCROWED SECURITIES	22
ITEM 10.	DIRECTORS AND OFFICERS	22
10.1	Name, Occupation and Security Holdings of Directors and Officers	22
10.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	23
10.3	Conflicts of Interest	23
ITEM 11.	Promoters	23
ITEM 12.	Legal Proceedings and Regulatory Actions	24
ITEM 13.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	24
ITEM 14.	MATERIAL CONTRACTS	24
ITEM 15.	INTERESTS OF EXPERTS	24
15.1	Experts Named	24
15.2	Interests of Experts	24

ITEM 16.	ADDITIONAL INFORMATION	25
16.1	Press Releases	25
16.2	Forward Looking Statements	25
16.3	Further Information	25
ITEM 17	AUDIT COMMITTEE INFORMATION	25
17.1	Audit Committee Charter	25
17.2	Audit Committee Composition	26
17.3	External Auditors Fees	26

ITEM 1.

CORPORATE STRUCTURE

1.1

Name, address and incorporation

(1)

The Company exists pursuant to the Canada Business Corporations Act.

(2)

The Company has the following addresses:

Office	Address
- Canadian Representational Office	Suite 1201 – 67 Yonge Street, Toronto, Ontario, Canada M5E 1J8
- Registered and Canadian Representational Office	1710 – 1177 W. Hastings Street, Vancouver, B.C., Canada, V6E 2L3
- African Administrative Office	P.O. Box 834 Saxonwold, 24 – 9th Street, Lower Houghton, 2132, Johannesburg, South Africa

1.2

Intercorporate Relationships

The Company has the following wholly owned subsidiaries:

Subsidiary Names	Incorporated

Blanket Mine (1983) (Private) Limited	Zimbabwe
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe
Caledonia Mining Services Limited	Zimbabwe
Caledonia Nama Limited	Zambia
Eersteling Gold Mining Corporation Limited	South Africa
Greenstone Management Services (Proprietary) Limited	South Africa
Blanket (Barbados) Holdings Limited	Barbados
Caledonia Holdings (Africa) Limited	Barbados
Caledonia Kadola Limited	Zambia
Caledonia Mining (Zambia) Limited	Zambia
Caledonia Western Limited	Zambia
Fintona Investments (Proprietary) Limited	South Africa
Maid O’Mist (Proprietary) Limited	South Africa
Mapochs Exploration (Proprietary) Ltd	South Africa

1.3

Transfer Agent

Equity Transfer & Trust Company, 400 – 200 University Avenue,

Toronto, Ontario, Canada M5H 4H1

ITEM 2.

GENERAL DEVELOPMENT OF THE BUSINESS

2.1

Three Year History

The Company has been involved in mineral exploration and mining in Southern Africa.  Until September of 2006 it operated the Barbrook Gold Mine in South Africa - which it then sold in 2008.  It owns and maintains on a “care and maintenance” basis the Eersteling Gold Mine in South Africa.

Effective April 1, 2006 the Company purchased 100% of the issued shares of the Zimbabwe Company Blanket Mine (1983) (Private) Limited which is the owner and operator or the Blanket Gold Mine in Zimbabwe.  The Company has been operating the Blanket Mine since its acquisition. Due to non-payment for gold delivered to the Reserve Bank of Zimbabwe Blanket Mine ceased gold production in October 2008 and only recommenced gold production in April 2009.  The only product currently produced by the Company is gold from the Blanket Mine. During the third quarter of 2010 Blanket completed the No. 4 shaft expansion project which will increase the productive capacity of Blanket Mine to 40,000 ounces of gold per annum. During the last 2 weeks in December 2010 Blanket achieved a production rate that would produce 40,000 ounces of gold on an annualized basis.

The Company’s mineral exploration activities – which have included gold, base metal and platinum group metals – have been in northern South Africa, Zimbabwe and Zambia.  Its principal exploration efforts have been for copper, cobalt and nickel on the “Nama” property in Zambia and platinum group and base metals in South Africa.  The Nama Property in Zambia has nickel, cobalt and copper mineralization but historically the primary interest has been its cobalt mineralization. In 2010 this emphasis has changed to the search for traditional copper and cobalt mineralization of the Zambian Copperbelt. The Rooipoort and Mapochsgronde (“Mapochs”) exploration projects in northern South Africa have platinum group metals and copper/nickel mineralization.

2.2

Significant Acquisitions

The Company has not effected any significant acquisition in the last three years or in the period since the 2010 year end.

ITEM 3.

DESCRIPTION OF THE BUSINESS

3.1

General

(a)

Summary

The Company’s business during the past three completed fiscal years - in the period commencing January 1, 2008 - has been focused primarily on the operation of the Blanket Mine in Zimbabwe under the difficult conditions that have prevailed in that country - and, latterly, efforts to finance the No. 4 Shaft expansion project at Blanket Mine that was substantially completed in the 3rd  quarter of 2010.  Reference is made to Clause 4.1 for details with respect to the Blanket Mine.  The Company’s only production is that of gold from the Blanket Mine - which is sold pursuant to the arrangements described in Clause 4.1.  The Company has had no revenue in the past two completed fiscal years, other than from the sale of gold produced at the Blanket Mine except for minor interest amounts.

(b)

Mineral Exploration

The Company has, during the past three completed fiscal years conducted exploration activities in South Africa, Zimbabwe and Zambia.  The Company’s main exploration efforts have, other than minor exploration in the area of the Blanket Mine in Zimbabwe, been focused on exploration of the Company’s “Nama” property in Zambia - discussed in more detail in Clause 4.2 and very limited activity at its Rooipoort platinum group metals (PGE) property in South Africa. During the negotiations towards a joint venture agreement with Mitsubishi Corporation, no exploration was conducted at Rooipoort during 2008 and 2009. These JV negotiations with Mitsubishi on the PGE Joint Ventures (“JV’s”) at Rooipoort and Mapochs properties failed to be completed as Mitsubishi concluded that the conditions precedent relating to security of tenure of the prospecting rights held by Caledonia and its subsidiaries due to the Broad Based Black Economic Empowerment (“empowerment”) requirements imposed by the South Africa Department of Minerals (‘DM”) did not meet their requirements.  The DM’s requirement that empowerment be introduced at the exploration stage was and is not currently required under South Africa law and, accordingly, was not envisaged at that stage in the Agreement.

(c)

General Comments

Caledonia’s activities are centered in Southern Africa.  Generally, in the gold mining industry and exploration in Africa, the work is not seasonable except where heavy seasonal rainfall can affect surface mining or exploration.  Caledonia is not dependent, to any material extent, on patents, licenses, contracts, specialized equipment or new manufacturing processes at this time.  However, there may be occasions that Caledonia may wish to adopt such patents, licenses, specialized equipment, etc. if these are economically beneficial to its operations. The operations at the Blanket Mine were suspended from October 2008 to March 2009 due to lack of foreign currency to purchase essential spares and consumables. Shortages of electrical power at Blanket has also hampered operation of the mining and milling sections of the mine in the 3 year period. During October 2010 Blanket signed an electricity supply agreement with the Zimbabwe Electricity Supply Authority (ZESA) in terms of which Blanket agreed to pay a higher tariff per unit for electricity in return for uninterrupted power supply. Since the agreement was signed the incidence of power interruptions has decreased significantly. Despite the new electricity supply agreement Blanket will install 4 diesel generators that will provide sufficient power to operate the mine and plant during power interruptions. Two of these generators have been installed to date.

All mining and exploration activities are conducted under the various Economic, Mining and Environmental Regulations of the country where such operations are being carried out.  It is always Caledonia’s standard that these regulations are complied with or exceeded by the Company to satisfy the company’s best practices and to avoid any risk of its activities being suspended.

Blanket Mine employs approximately 800 employees and has developed and continues to develop the necessary skills for new employees that are required to operate the mine by its on-mine training programs. In the event that specialized skills are required and that are not immediately available in Zimbabwe then these are generally sourced from South Africa.

Over the past three years, the gold market has been operating in an upward cycle and seasonality is generally not an obvious factor of the business. Caledonia is not dependent on any key contracts, except the selling of gold, which could materially affect the business.

Due to the economic situation in Zimbabwe, working capital finance is restricted and not freely available. However, Blanket Mine secured sufficient financing facilities to be able to complete with the No. 4 Shaft Expansion Project during the 3rd quarter of 2010.

During 2010 the Reserve Bank of Zimbabwe again failed to redeem the Gold Bonds and also failed to give any indication of when they were extended to. As a result of this failure Blanket has written off the Bonds to nil value for accounting purposes.

Zimbabwe brought the Indigenization and Economic Empowerment Act into law in March 2008.  The law seeks to ensure that a majority stake (at least 51%) in all companies is held by Indigenous Zimbabweans.  In February 2010, the Zimbabwean Minister responsible for the Act (the “Minister”) issued Regulations which gave effect to the Act.

On March 25, 2011 the Zimbabwe Government issued a General Notice via a Government Gazette which announced the following indigenization regulations applicable to the mining sector:

- all non-indigenous mining companies would have to transfer a 51% ownership stake,

- only designated entities, as defined, could be considered as indigenous partners,

- the valuation of the business must be agreed by the Minister and the Company,

- the value of sovereign ownership of mineral resources of exploited and unexploited minerals is to be taken into account in determining the valuation,

- all non-indigenous mining companies have to file an implementation plan by May 9, 2011 and,

- the plan must be implemented within six months and after the approval of the implementation plan.

The consequences and enforceability of the General Notice are currently being reviewed by the industry and further communication will be issued in due course.

Any divestiture of ownership in Blanket Mine will require prior shareholder approval.

The Zimbabwe Minister of Finance, pursuant to the Finance Act which was passed in December 2009 announced in his budget speech, that the rate of royalties on precious metals would again increase from 3.5% to 4.5% with effect from 1 January, 2011.  In addition, the Act provides that the rate of Income Tax applied to mining companies would be increased from 15% to 25%, effective January 1, 2010, although this was not mentioned in the Minister’s budget speech.

ITEM 4.

MINERAL PROPERTIES AND PROJECTS

4.1

Blanket Mine, Zimbabwe

Below is the summary extracted from the NI 43-101 compliant report prepared on Blanket Mine. The full report dated July 2006 can be viewed on www.sedar.com

Applied Geology Services cc (AG) was commissioned by Caledonia to prepare an Independent Report on the Blanket Mine, Zimbabwe.  On the 20th June 2006 Caledonia announced that it had acquired the Blanket Gold Mine, near Gwanda in Zimbabwe, from Kinross Gold Corporation. The transaction, because it represented a significant addition to the assets of Caledonia, required the preparation and posting of an Independent Technical Report.

The Blanket Mine, which was discovered at the turn of the 20th century, consists of underground mining and processing of several closely-spaced gold-bearing mineral deposits defining a mineralised trend.  Major infrastructure consists of underground workings, a process plant, a tailings dam and a village for the Mine’s employees.  Since the startup of the mining operations, the mine area has a recorded production of approximately 1,004,000 oz. of Au, mined at an average grade of 4.79 g/t Au. Reserves and resources calculated as of June 30, 2006 are summarized in the table below:

Summary of Mineral Resources and Mineral Reserves, Blanket Mine,30th June 2006

MINERAL RESERVES (@Au price US$500/oz.)
Classification	Tonnes	Grade	Content	Content
		Au g/t	(kg)	(oz.)
PROVEN ORE
Operating Areas	917,200	3.96	3,628	116,640
Pillars (discounted by 50%)	247,600	4.59	1,137	36,560
Blanket Tailings	145,600	1.63	237	7,620
Total Proven Ore including Pillars	1,310,400	3.82	5,002	160,820
PROBABLE ORE
Operating and Development Areas	2,326,000	4.10	9,540	306,700
Total Proven +Probable Ore	3,636,400	4.00	14,542	467,500

Note:  For Proven ore, tonnages are rounded to nearest 100 and ounces to nearest 10; for Probable ore, tonnages are rounded to the nearest 1000, ounces to the nearest 100 and kilograms to the nearest 10.

MINERAL RESOURCES (@Au price US$500/oz.)
Classification	Tonnes	Grade	Content	Content
		Au g/t	(kg)	(oz.)

Indicated	380,000	4.12	1,600	51,000

Inferred	2,400,000	5.91	**	**

Notes:

1.

Indicated Resource tonnages have been rounded to the nearest 10 000, ounces to the nearest 1000 and kilograms to the nearest 100, Inferred resource tonnages have been rounded to the nearest 100 000:
2.    **  - In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

3.    The Qualified Person responsible for the above calculations was David Grant, P.Geol.  - the author of the Independent Report.

4.    Since the calculation of the above figures in 2006, the Company has mined approximately 426,000 tons with an average gold grade of 3.7 grammes per tonne from within the reserves and resource figures set out above.  Local management of the Company has concluded that ongoing work and exploration on the property has resulted in the establishment of replacement reserves and resources.  However, the Company has not had an independent calculation done of the current reserve and resource figures.

A revised NI 43-101compliant report will be released before June 30, 2011.

The Blanket Mine exploits a fairly typical Archaean greenstone-hosted deposit situated on the northwest limb of the Gwanda Greenstone belt. Active mining at Blanket covers a 3 km span and includes the Jethro deposits in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima deposits in the north.

Two main types of mineralisation are recognised:

־

a disseminated sulphide replacement type, which comprises the bulk of the ore shoots

־

quartz veins that tend to have long strikes but are not uniformly mineralised.

Three types of mining methods are used at the Blanket Mine:

•

Underhand stoping in the narrow ore bodies

•

Shrinkage stoping where blocky sidewalls are evident

•

Long hole stoping in the wider ore bodies, using 15 m sub-levels.

The various rock types at the Blanket Mine are generally very competent in strength and structural support such as rock bolts are only installed on rare occasions where weak rock conditions are encountered.

In conjunction with the new No. 4 shaft project an underground crushing station has been installed at the shaft bottom to crush all mined ore to a minus 80 mm sizing for hoisting to surface.

The metallurgical process consists of two-stage crushing, rod milling, Knelson Concentrators, and a CIL (carbon-in-leach) circuit. The gold-loaded carbon is eluted, the gold is electro-won and cathodes from the electro-winning cell are acid digested and calcined before smelting on site into bullion bars. Separately, the gold concentrate from the Knelson concentrators is re-dressed, acid digested, calcined and then smelted into bullion bars. Tailings from the CIL stream is pumped to a tailings dam, with the water effluent decanted and recycled to the metallurgical plant.

The Zimbabwean Government enacted regulations covering water and effluent disposal.  Under these regulations the mine is required to obtain permits for all effluent disposal.  The two required permits have been issued to the Blanket Mine covering the sewage effluent and mill tailings disposals.  The Mine has also implemented a pollution-monitoring control system around the tailings dams with the installation of a number of boreholes and piezometers, which are routinely monitored on an independent basis by International-based consultants Steffan, Robertson and Kirsten, (SRK) personnel from the Harare office.

In terms of the Mining General Regulations, certain closure obligations are required to be fulfilled and these are currently covered in a “Closure Plan” dated December 2009 prepared by local management.

The Blanket Mine smelt their gold at least twice a month and deliver it to Rand Refineries in South Africa in the form of Dore bars.

Production scheduling from the Blanket Mine’s  Life-of- Mine (LoM) Plan was used as the basis for input to the financial model prepared by Applied Geology Services for the Company in 2006 and is presented in Table II below.  The following assumptions were used for the financial model:

•

All prices are as at 30th June 2006;

•

A gold price of US$500/oz. was used for all gold revenue;

•

Unit costs are based on the June 2006 Income Statement that includes the revenue and operating costs for June and for the year-to-date from January 2006;

•

The financial model was calculated in US$;

•

Capital expenditure of US$1.9 million was included as per the Life-of-Mine (LOM) plan.  After that the capital expenditure allows for ongoing capital based on an estimated  10% of the operating cost per year.  The capital expenditure was considered as a deduction for tax purposes

•

A closure cost of US$1.2 million is provided for by the salvage value of the mine and plant once it closes

•

The rate used for income tax is 30% based on the corporate rate of 15% plus import duties

•

The financial model has not taken any extra income, depreciation, royalties, levies or interest payable into account.

TABLE II - Blanket Mine Financial Model Generated By AG

LOM PLAN Production from 2006 to 2017

Total Underground Production	3,776,000 t @ 4.05 g/t Au
ROM tonnes per day	920
Mill Recovery	90.0%

Total Recovered - kg Au	13,756
Total Recovered - oz. Au	442,300

Revenue at US$500/oz.	221,135,000

Working Costs US$	124,115,000
Working Costs US$/tonne (June,2006)	32.61

Services and Admin US$	16,300,000

Total Operating Costs US$	140,415,000

Operating Profit/Loss US$	80,720,000
Capital Expenditures US$	12,904,000
Earnings Subject to Tax US$	67,816,000
Taxes @ 30% US$	17,849,000
Earnings After Tax US$	49,987,000

NPV @ 15% US$	21,711,000

Current operational update

The improved gold selling conditions introduced by the RBZ in early 2009 have operated satisfactorily since 2009. Blanket continues to export its gold production to Rand Refineries in South Africa and receives 100% of the sale proceeds in US dollars within 5 days of sale. Cash flow at Blanket continued to be tight due to ongoing capital investment for the completion of the No. 4 shaft expansion and the requirement for funds to increase the mining and milling rate to 1000 tonnes per day and for the purchase and installation of diesel generators to supplement the mine’s erratic power supply.  The continuing failure to redeem the Gold Bond by the RBZ is unfortunate, but alternative financing and revision to the capital expenditure programme allowed for the completion of the No. 4 Shaft expansion project by 3rd of 2010.

Geological Setting

Like most of the gold mines in Zimbabwe, Blanket is situated in a typical greenstone terrain, the 70 km long by 15 km wide, Gwanda Greenstone belt.  This terrain comprises supra crustal metavolcanic rocks similar to those found in the Barberton area of South Africa and the Abitibi area of Canada.  The Blanket property is the largest of the three remaining large gold producers, from a gold resource area that has given rise to no less than 268 gold mines.

Property Geology

Blanket is part of the group that makes up the North Western Mining camp also called the Sabiwa group of mines extending from Sabiwa and Jethro in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima ore bodies.

The geological sequence strikes north-south, dips vertically and consists, from east to west, of a basal felsic unit which is not known to carry mineralization.  It is generally on this lithology type that the various mine tailings disposal sites have been located.  Above this basal felsic unit is the ultramafic unit that includes the banded iron formations hosting the eastern ‘dormant’ cluster of mines and the ore bodies of the adjacent Vubachikwe mine complex.   The active Blanket ore bodies are found on the next unit, the mafics and an andesitic unit which lies to the west, caps this whole stratigraphy.  A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to the Smiler prospect.  Ore bodies at Blanket are epigenetic and are associated with a later, regionally developed deformation zone characterized by areas of high strain, wrapping around relatively under formed remnants of the original basaltic lava flows.  It is within the higher strain regime (highly sheared rocks) that the wider of the ore bodies are located.

Production Operations

Mining

Subsequent to the completion of the No. 4 Shaft Expansion Project, the underground mining areas can now produce up to 1,100 tonnes of ore daily using predominately long-hole open stoping methods. Certain ore handling limitations still existed underground on 18 and 22 Levels at the year end. These limitations are currently being addressed by raise boring an ore pass connecting 18 Level to the No. 2 ore bin grizzly tip located on 22 Level. This 120 metre long and 1.5 metre diameter ore pass will dramatically improve the efficiency of delivering ore to the new underground crushing and hoist loading station by eliminating the current necessity to double handle ore and waste generated on 18 Level down to 22 Level via the No 6 winze before it is crushed and hoisted from the underground loading station to surface.  These raise boring operations will have a temporary adverse impact on gold production in the first quarter of 2011which is expected to be lower than the increased capacity equivalent of 10,000 ounces per quarter.  However the 1st quarter 2011 production is still expected to be higher than the production level achieved in 4th quarter of 2010 and the planned annual gold production of 40,000 ounces is expected to be met from increased gold production later in 2011.

Metallurgical Process

The present crushing and milling circuit has been expanded from 600 tonnes per day to about 1,800 tonnes per day capacity by improvements to the crushing and milling circuits. This is more than sufficient to handle the planned increases in mine production from the No. 4 Shaft Expansion Project, and, in future, from any ore mined from the satellite exploration properties currently being developed.

All run of mine (“ROM”) ore is crushed  underground to minus 80mm, hoisted to surface and crushed to minus 12mm in the surface 2-stage crushing circuit.  This material is then fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, after which the milled slurry is pumped through two 30 inch Knelson Gravity Gold Concentrators where approximately 49% of total mill gold production is recovered as ‘gravity’ gold.  The Knelson Concentrator tails are pumped through cyclones whose underflow reports to the open-circuit regrind ball mill.  The product from the Knelson tails cyclone overflow and the regrind mill discharge are pumped into a carbon-in-leach (“CIL”) plant consisting of eight, 600 cubic meter leach tanks where alkaline-cyanide leaching and simultaneous absorption of dissolved gold onto granular activated carbon takes place.  Elution of the gold from the loaded carbon and subsequent electro-winning is done on site.  During electro winning the gold is deposited on wire wool cathodes, the loaded cathodes are acid-digested and the resultant gold solids from acid digestion and the re-dressed gold concentrate from Knelson Concentrators are smelted into dore bars. The granular activated carbon is kiln regenerated before it is re-circulated back to the CIL section. The Dore bars are delivered, as required by Zimbabwean law, to the Government-operated Fidelity for sampling and onward delivery to the Rand Refineries in South Africa.  Rand Refineries undertakes the final refining and sells the resultant gold with 100% of the proceeds being credited to Blanket’s bank account in US dollars within 5 days of sale. Rand refinery also recovers a small amount of silver that is co-produced with the gold – this silver is also sold by Rand Refinery and credited to Blanket.

The CIL plant has an overall design capacity of 3,800 tonnes of milled ore per day.  The CIL plant tailings are reduced in cyanide content and deposited sequentially on two licensed tailing impoundment areas sited close to the plant. Tailings water is pumped back to the metallurgical plant for re-use.  Daily management and operation of the tailing deposition area is contracted out to the Zimbabwean subsidiary of specialized South African company “Fraser Alexander Tailings”

Zimbabwe Exploration – Gold

Caledonia’s exploration activities in Zimbabwe are conducted by Blanket’s exploration department.  Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option. These claims cover an area of about 2,500 hectares.  Forty seven (47) of these claims are registered as precious metal (gold) blocks covering 415 hectares and  31 claims are registered as base metal (Cu, Ni, As) blocks covering a total area of 2,085 hectares.

Blanket’s main exploration efforts have been and continue to be focused in certain key areas in the Gwanda Greenstone Belt that are within economic trucking distance of the Blanket plant such as GG prospect and the Mascot Project Area, which are  believed to have the greatest potential of early success.

Drilling programs were carried out at GG over the past 5 years.  Thirteen diamond cored holes were drilled amounting to 2,336 meters of drilling.  Two zones of potentially economic gold mineralization have been established down to a depth of approximately 200 meters.  A prospect shaft has been sunk down to the first level as a first step to exposing the mineralization. Further core drilling from the surface will be done in 2011 to establish the strike extent of previously established mineralization.  In addition, the existing prospect shaft will be deepened and underground development on the first and second levels will be advanced to expose the extent of the mineralization and to facilitate a more detailed evaluation, sampling and mine planning.  Depending on the outcome of 2011 exploration work, the earliest estimation that production could commence at GG could be in mid-2012. Production material will be trucked to the Blanket plant for processing.

The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) each of which extend down to depths of up to 450 meters and other surface infrastructure, much of which is in need of extensive rehabilitation.  Each of these shafts operated until the mid-1960’s after which production ceased due to the increasing political difficulties at that time and the limitations of the technology that was then available.  Blanket management believe that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably on a sustainable basis. The rehabilitation and installation of infrastructure at Mascot and Eagle Vulture mines continues and is at an advanced stage and underground activities are planned to resume in the 2nd quarter of 2011.  Depending on the rate and extent of rehabilitation and a favourable outcome of exploration work, the earliest that production could commence at the Mascot Project Area would be in early 2012.Production material will be trucked to the Blanket plant for processing.

Blanket is formulating an exploration and project development strategy to prioritize work on its other properties in the Gwanda area

4.2

Nama Property, Zambia

Below is the summary extracted from the May 1, 2008 NI 43-101 compliant report prepared on Caledonia Nama Limited (“Nama”). The full report can be viewed on www.sedar.com

Nama lies on the north-western flank of the Zambian Copperbelt and has potential for high tonnage, lower-grade cobalt-copper-nickel mineralisation referred to as the Nama Project.

The area is underlain by strata of the Katanga Supergroup but paucity of outcrop and structural complexity has prevented accurate correlation of the stratigraphy intersected in the boreholes except that distinct mixtite units can be correlated with the lower Kundelungu Group. The mineralisation occurs in a deep weathered profile and is probably caused by the oxidation of primary disseminated cobalt-copper-nickel sulphides combined with supergene redistribution and precipitation, especially in the near surface environment. This has produced both flat lying and inclined resource bodies of mineralisation.

Caledonia started exploration in the area in 1994 and in the ensuing years acquired five Prospecting Licences and undertook an exploration program commencing with soil sampling supported by airborne geophysical surveys and concluded with a drilling campaign carried out in 1995 and 1996 – predominantly on the A, B, C and the D anomalous cobalt areas. The drilling amounted to 323 reverse circulation holes totalling 38,119 metres followed by five diamond drill holes totalling 1445m. This drilling is in addition to the historical work of 25 diamond drill holes drilled by Roan Selection Trust, Zamanglo and JCI in the Nama area and on the flank of the Konkola dome and 23 auger holes drilled by Roan Selection Trust.

In 2007, Caledonia embarked on a drilling program in the Nama Retention Licence area and most of this drilling was undertaken over the D Anomaly. This report presents an estimation of indicated and inferred resources based on the results of 38 boreholes drilled into the D anomaly in the northeast to east-central parts of the Retention Licence. This resource amounts to a combined indicated and inferred resource amounting to 63.91million tonnes (Mt) with an average grade of 0.08%Co, 0.035%Cu and 0.028%Ni. This includes an indicated resource of 9.2Mt with a grade of 0.165%Co, 0.067%Cu and 0.05%Ni and an inferred resource of 14.3Mt with a grade of 0.138%Co, 0.054%Cu and 0.051%Ni contained within the shallow dipping hematite-magnetite body.

Current Update

Nama has been granted four contiguous 25 year Large Scale Mining Licenses in northern Zambia on which near-surface cobalt/copper mineralization has been discovered. This area lies immediately northwest of the operating Konkola Copper mine and adjoins the extensive land holdings of the Teal Mining/CVRD joint venture.   These Mining Licenses consist of four separate licenses which cover a combined area of 786.1 square kilometers.

The Zambian Development Agency has also granted Nama a 10 year investment license which provides for 10 years of income tax concessions which range from 100% exemption for the first 5 years, 50% exemption for years 6, 7 and 8 and 25% exemptions for years 9 and 10, together with Duty and VAT exemptions and deferrals on imported equipment and materials.

Types of Mineralization at Nama

Cobalt –rich Minerals:

Two main styles of cobalt (“Co”) mineralization occur in the Nama area, the ‘D-type’ iron oxide bodies which are mostly enriched in Co, and the copper (“Cu”) dominated Ore Shale hosted Cu-Co mineralization, more common elsewhere in the Copperbelt, which is being exploited by neighbouring mines to the east and south of Nama.

Ore Shale hosted Cu-Co deposits

Mineralization of this type occurs within the Ore Shale of the Copperbelt rocks and is currently being exploited immediately to the east of the Nama license on the Konkola mining property. The Ore Shale is known from previous shallow drilling to extend into the Nama license for a distance of about 4 km from its eastern boundary.  The neighbouring Konkola and Konnoco Mines have both defined substantial copper resources on their properties.  Recent exploration activities at Nama have resulted in the definition of two resource targets (being “Konkola East” and “Kafwira”) characterized as belonging to the Ore Shale-hosted Cu-Co style of mineralization.  These targets will be investigated further during the 2011 exploration field season, including some medium depth diamond drilling to confirm the existence of Copperbelt stratigraphy within the two target areas.  Drilling of the first of four holes on the Konkola East target area commenced in early March 2011 and the results of this program are expected to be received in mid-2011.  Thereafter, depending on the early results from Konkola east, drilling will continue on two further drill-holes at Konkola East or on one or two drill-holes at the Kafwira target area.

Although the existing “A-type”  resource body, with its higher ‘oxide’ cobalt mineralization has often been regarded as belonging to the Ore Shale style of mineralization, it  should be noted that its unusual stratigraphic position coupled with the its associated iron and manganese enrichments make this a ‘hybrid style’ of mineralization.  Metallurgical work on this hybrid material is continuing in order to improve the economics of the current process while ongoing exploration will be undertaken to improve the resource base on which the process is based.

Exploration program for 2011

Drill Targets

The following drill targets have been defined within the Nama Licence areas.  Caledonia has budgeted to drill the first of these two targets during the 2011 field program depending on availability of funding, ground conditions and drilling speeds.  The objective of this work is to advance the targets to the stage where there is sufficient confidence that a larger drilling program to determine a potential resource can be justified.

Diamond core drilling on the Konkola East area, one of the two target areas discussed below, commenced in early March 2011.  Also in 2011, field surveys in the form of detailed magnetometer surveys will be carried out over all past and current target areas as a means of understanding the depth potential of the various bodies investigated.

Konkola East Target Area

The Konkola East target covers the westward continuation of the Ore Shale from where it crosses the boundary with the Konnoco (Teal/CVRD joint venture) property.  The prospect has a strike of 3 km while the Ore Shale is known to extend for about 5 km along strike to the license boundary.  Eight shallow boreholes were drilled into this area in 1970 by Zamanglo and an historical resource (non-compliant with NI 43-101) of 5.4 million tonnes, grading at 0.74% Cu was estimated (Co was not assayed).  Exploration drilling by Konnoco on the adjoining property to the east of Nama’s Konkola property has proved particularly successful and has established that the Ore Shale dips down to a depth of about 800 m below surface and then extends to their southern boundary in an undulating manner – a distance of approximately 5 km.  The resource potential of this 25 square kilometer target area is significant and may have the potential to be a large Cu and Co resource.

Kafwira Target Area

A significant contribution to the exploration during the 2010 year has been the complete revision of Caledonia’s geological map of the Nama Licence area.  This map has contributed to the prioritizing of the various anomalies and will continue to form the basis for the assessment of the full potential of the Nama area.  An indirect result of this work has been the development of an understanding of the major structural trends in the Nama area, in particular the identification of those areas where the “Copperbelt” type lithologies are closest to surface but not actually exposed.  These areas represent ideal targets for deeper drilling programs (500-1000 meters) and have the advantage that the Ore Shale, if intersected, would have a shallow dip.  A target area of approximately 20 square kilometres has been defined in the Kafwira area and drilling of up to four holes is expected to commence once the Konkola East target has been drilled and defined.

‘D-Type’ iron oxide Co bodies

‘D-type’ ores at Nama consist essentially of massive hematite and magnetite concentrations encapsulated by less well mineralized talcose schist alteration zones.  These concentrations occur associated with dyke-like gabbroic intrusions which appear to disrupt the iron-rich bodies.  On account of the complex metallurgy and hence larger capital and operating cost requirements involved in treating the typical ‘D-type’ iron oxide bodies, further work on this ore type is required before economic extraction of this type of Co resource can be considered.  In particular, work is required on developing a more cost effective means of recovering the Co from this ore type.  To this end the company is considering various leach technologies which may reduce the metallurgical costs significantly.

Work Completed

Details of the previous years’ exploration work completed at Nama can be found in the MD&A reports included in prior years’ Annual Reports and the 3 quarterly MD&A reports of 2010.

Caledonia’s focus on increasing production at the Blanket Mine meant that capital intensive programs at the Nama Project such as diamond drilling had to be postponed to the 2011 exploration season.  As a result, the more recent work program at Nama focused on deep sampling and evaluation of targets deemed most suitable for future drilling.  Pits were dug in strategic positions, up to 10 meters deep, to expose the bedrock beneath the thick soil cover.  This program has contributed substantially to the development of an improved geological map of the Nama project area, which in turn has made it possible to define exploration targets areas on the basis of geological structure alone in areas where no base metal enrichments are present at surface. Sampling and logging of these exposures has increased the control over the various targets such that the follow-up 2011 drilling program currently underway could be more accurately positioned.

Other Nama Areas of Interest:

‘E’ Anomaly – Yembela Clearing

Research into previous geochemical surveys carried out in the 1960’s indicated that further anomalies had been located by localized sampling programs both east and west of the Yembela Clearing.  These anomalous sites were located and follow-up sampling has verified the existence of the anomalies – Yembela East and Yembela West.  Cobalt values were encountered in soils which form a thick cover over the two new anomalous areas.  Coincidental geophysical anomalies suggest that the mineralization occurs in the form of steeply dipping fold or shear structures.  The association of a prominent fault and tillite floor rocks to the south is a very similar structure to that at the ‘A-type’ resource body and supports the interpretation that this occurrence is likely to be analogous to the ‘A-type’ mineralization which is known to be amenable to lower cost extraction techniques.

Konkola West

During the 2008 field season, exploration established the existence and extent of an Ore Shale horizon along the western margin of the Konkola Dome (south of the ‘A’ Resource Body).  A shale unit, approximately 100 meters wide containing anomalous values of Co and Cu has been located in an area of very deep soil cover.  Surface material (“float”) from this area was found to contain measurable amounts of Co and Cu.  This area is referred to as the “Konkola West” area. Two future drill targets have been outlined in this area based on that season’s work, in particular, the use of termite hill sampling.  Based on the current interpretation, it appears that the target horizon has a north-south strike extent of about 3 km before crossing into the Democratic Republic of Congo (“DRC”).

A second anomaly with a much stronger geochemical response occurs further to the west of the “Ore Shale” target described above.  The area is referred to as the “Fault Target” and appears to be the result of a fault or shear zone mineralization and may therefore be similar in character to the ‘A-type’ cobalt anomaly.

4.3

Rooipoort and Mapochsgronde, South Africa

Below is the summary extracted from the December 2005 NI 43-101 compliant report prepared by RSG Global (Pty) Ltd (“RSG”) on the Rooipoort property. The full report can be viewed on www.sedar.com

Eersteling Gold Mining Company Ltd. (“EGMC”)  is a 100% owned subsidiary of Caledonia Mining Corporation and holds 100% of the Rooipoort Pt/Pd/Au/Ni/Cu project which is situated in the Limpopo Province, South Africa, some 250km north of Johannesburg and 5km south of the town of Mokopane (formerly Potgietersrus).  The Rooipoort Project incorporates two adjacent farms viz. Rooipoort 46KS (the whole farm) and Grasvally 293KR (Portions 9, 11, 13, 14 and 16) comprising a contiguous area of 3687.1948 hectares.  EGMC is the holder of the Prospecting Permit and Prospecting Right, issued by the South African Department of Minerals and Energy, to the Rooipoort Project area.

Acquisition of the properties comprising the Rooipoort Project area and the subsequent exploration programme were initiated as the area is underlain by approximately 7km of strike length of the Northern Lobe overlying the floor rocks.  The project area has limited exposure and had been poorly explored in the past, with published extrapolations of the Platreef southwards from Mokopane indicating possible Platreef sub-outcrop along the 7km strike close to the floor rocks.

The Rooipoort Project lies in the southern part of the Northern Lobe of the Bushveld Complex, the largest layered intrusion in the world and the world’s most important resource of platinum group metals.  Thirty kilometres along strike to the north of the Rooipoort Project is the Potgietersrus Platinum’s Ltd. opencast Pt/Pd/Au/Ni/Cu mine of Anglo Platinum Corporation Ltd. located on the Platreef.  The Platreef forms the lowermost unit of the Northern Lobe of the Bushveld Complex in that area which lies on a floor of Transvaal Supergroup rocks and Basement granites.  The Platreef is unique to the Northern Lobe. The type area of the Platreef extends in outcrop from Mokopane for some 35km to the north. It consists of an assemblage of feldspathic pyroxenites and pyroxenites hosting platinum group metals (PGMs), nickel and copper bearing sulphide mineralization.

Exploration by EGMC was undertaken in a phased manner commencing in mid-2003 with the acquisition of airborne geophysical (aeromagnetic) data followed by a soil geochemical survey and two phases of core drilling, culminating in September 2005 with 3D modelling and resource estimation (RSG Global).  The interpretation of the aeromagnetics coupled with soil geochemical data and geological extrapolation provided the basis for positioning of drill holes for the first phase of the core drilling programme.  The interpretation of this drilling programme of 23 drill holes totalling 7,470m of core and 4,886 assays is that the Platreef is not present however several mineralized zones within a 600m to 800m stratigraphic sequence were identified.

The second phase of core drilling added 31 drill holes totalling 10,979.17m of core and 7,782 assays and allowed for definition of seven previously unidentified PGM and base metal (Ni & Cu) bearing sulphide mineralized zones, as well as the recognition of a stratigraphic sequence of this area.  A local stratigraphic terminology has been developed which does not correlate directly with the established stratigraphic terminology applied to the Bushveld Complex.  Potential correlation with the standard stratigraphy is presented in the context of previous work on the area of Grasvally and adjacent properties to the south of the project area.  The mineralized zones were essentially numbered upwards from the base of the enclosing unit with broader cut mineralization given the suffix ‘S’.

On the project area, a broad, shallow, north plunging synclinal structure is developed, separated by a northerly trending fault zone (the Grasvally Fault) from a westerly dipping unit.  Only mineralized material to the east of the Grasvally fault is considered in this interpretation, although it is clear that additional mineralized material exists to the west of this fault.  This represents upside potential to the resource calculated in this exercise.

The deposit is disrupted by several smaller-scale faults and intruded in the north by an easterly trending bifurcating dyke. The EGMC geological interpretations separate the resource into 3 main zones, the C & G block to the south of the dyke, the B block between the bifurcated limbs of the dyke and the A block to the north of the dyke.  Only mineralization in the Lower Units have been modelled in the A block.  RSG has treated all 3 blocks together, as they would have originally been continuous.

A mineral resource estimation was carried out by RSG Global on two of the seven defined mineralized zones viz. the M2 and L3, primarily due to the level of confidence in the lateral geological continuity of the selected zones.  RSG considered the mineral resource to be an Inferred Mineral Resource, primarily because of the sparse drill information.  Data quality and geological understanding are considered appropriate for this level of classification. The RSG report, date December, 2005 can be viewed on www.sedar.com

Metal contents and block tonnages were accumulated and formed the basis for reporting the resource as tabulated below.  Resource tabulations are based on a 0.5g/t Pt+Pd+Au (“2PGE+Au”) cut-off above 900m elevation, which correlates approximately to 200m depth, considered appropriate for an open pit.

Table 1_1 Inferred Resource At 0.5g/t 2PGE+AuPGE+Au cut-off and 900m base (200m). Inferred Resource Apparent inconsistencies between grades, tonnage and contained metal may arise from rounding

	Ave Thick (m)	Tonnes	Pt (oz.)	Pd (oz.)	Au (oz.)	Ni (tonnes)	Cu (tonnes)	2PGE+ AuPGE+Au (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni (%)	Cu (%)
M2	1.8	12,791,000	172,900	340,300	39,200	25,300	14,900	1.34	0.42	0.83	0.10	0.20	0.12
L3	1.3	5,337,000	101,300	88,300	8,400	8,000	5,200	1.15	0.59	0.51	0.05	0.15	0.10

The Qualified Person responsible for the above calculations was Julian Verbeek, BSc Geology of RSG Global (Pty) Ltd.

Current Status

The Rooipoort rights, previously held by Eersteling Gold Mine, have been transferred into Maid O’ Mist (Pty) Limited, is a wholly owned subsidiary of the Caledonia.  Maid O’Mist is the vehicle that will be used to manage the Rooipoort platinum exploration program.

In the 2010 financial year $577,000 of previously incurred exploration drilling costs were written off as it was determined that the drilling would not result in the definition of a resource.

An application in terms of the provisions of the applicable Act is in progress to treat the 5 adjoining prospecting rights at Rooipoort as a single right and to extend the period of this consolidated right for a further three years.

The prospecting rights granted to Caledonia to prospect for Platinum Group Elements (PGE)s on the major portions of the Mapochsgronde tribal trust land are currently in the process of registration.  A further application has been made for an adjoining property to the north of the current rights applied for.  Caledonia is still waiting the issuing of the prospecting right following its registration.

Caledonia is actively seeking Joint-Venture partnerships for its Rooipoort and Mapochsgronde properties.

 4.4

Eersteling Gold Mining Company Limited

The mine is no longer disclosed as “held for sale” but the Board’s decision to sell remains intact. The change in disclosure is as a result of no offer being made for the mine since 2008.  No additional impairment has been made against the carrying value as the previously offered price by a third party potential buyer was significantly higher than the carrying value and Caledonia has rejected a purchase offer also in excess of the carrying value.  Interested parties continue to investigate the merits of purchasing the mine and Caledonia continues to seek a suitable purchaser.

ITEM 5.

RISK FACTORS

The securities of the Company must be considered speculative, generally because of the nature of the Company’s business and its stage of development.  In addition to the other information in this Form the following risks should be considered:

(a)

Mineral Exploration and Development

The Company’s properties are in the exploration stage and are without any known bodies of commercial ore with the exception of the Blanket Mine in Zimbabwe.  Further development of the properties will only proceed upon obtaining satisfactory exploration results.  Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that even if a body of commercial ore is discovered underlying a property, a mine will be brought into commercial production.  The feasibility of developing a mineral deposit, once discovered, is dependent on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices, metallurgical metal recoveries determined, operating cost estimations and government regulations.

The long-term profitability and sustainability of the Company’s operations will be in part directly related to the cost and success of its exploration programmes and the operating cash flows generated by the Blanket Mine, which may be affected by a number of factors which are beyond the control of the Company. It is the Company’s intention to seek Joint Venture partnerships for all of its exploration projects except those of the Blanket Mine in Zimbabwe.

(b)

Operating Hazards and Risks

Mineral production and exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The operations which the Company conducts, or proposes to undertake, are and will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment  and possible legal liability for any and all damage.  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programmes.  Although the Company has secured liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

Blanket Mine has been adversely affected by power shortages in Zimbabwe, these shortages are expected to continue for the foreseeable future and self-generation via diesel generator sets has been approved and will be operational by the 1st quarter 2011. The new agreement for power supply with ZESA has improved electricity supply dramatically albeit at an increased power cost to Blanket.

(c)

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal(s) from ore and to develop the mining, processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or grades, metallurgical process recoveries of the metals of interest or the estimated operating costs of the mining venture are sufficient to justify development of the deposit, or that the funds required for development can be obtained on a timely and economically acceptable basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be predicted, such as metal price and market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  Depending on the price of minerals produced, the Company may determine that it is not commercially feasible to commence or continue commercial production.

(d)

Environmental Factors and Government Regulation

All phases of the Company’s operations will be subject to environmental and other regulations, pursuant to the laws and regulations of the countries in which they are located.  Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, senior management and employees.  There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s exploration programs or its operations.  There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property.  Environmental hazards, which have been caused by previous or existing owners of the property, and which are unknown to the Company at present may exist on the property. However the Company’s due diligence evaluation of such properties conducted prior to its involvement checks carefully for such environmental hazards so the chances of any major unknown hazards is considered low.

Reference is made to Clause 3.1(c) in relation to recent new rules and taxes announced by the Zimbabwe Government.

The exploration programmers which are being carried on by the Company on its properties do not entail significant environmental risk and no separate amount is budgeted to comply with environmental requirements. Any remedial work related to exploration programs is completed during the work programs as part of such work. It is not possible to, at this time, calculate what, if any, costs might be incurred in subsequent years to comply with environmental regulations.  In basic mineral exploration and production, complying with environmental regulations is carried out as part of the regular work and no special or separate efforts are required or undertaken. In its financial statements, the Company includes amounts estimated for known rehabilitation work required at its projects/operations.

(e)

Additional Financing

The Company does currently have sufficient financial resources to undertake further planned exploration programmes on its properties and, in particular, to undertake all of the work which it has announced it wishes to do.  The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill future plans as and when they are formulated.  Failure to obtain additional financing could result in delay or indefinite postponement of further exploration.

(f)

Metal Prices

The Company’s revenues are, and are expected to be, derived from the mining and sale of minerals from its properties or interests related thereto.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs.  The effect of these factors on the price of base and precious metals, and therefore the economic viability of the Company’s operations cannot be accurately predicted. Blanket’s gold operations in Zimbabwe have benefitted significantly in the last 3 years from higher US$ gold prices. These higher gold revenues have offset some significant operating cost increases and the strengthening of the South African Rand and Canadian dollar currencies

(g)

Competition and Agreements with Other Parties

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing far greater financial resources and technical facilities than itself.  Competition could adversely affect the Company’s ability to acquire suitable properties for exploration in the future.

The Company tries to Joint Venture its exploration properties with major mining and exploration companies who have the funding potential for such exploration. Previously, the Company has had joint venture partners for its Nama base metal property and its Mulonga diamond exploration property. The Company continues to seek other joint venture partners on all of its properties except the Blanket Mine.

(h)

Governmental Regulation

Exploration and development of the Property will be affected to varying degrees by:  (i) government regulations relating to such matters as environmental protection, health, safety and labour;  (ii) mining laws;  (iii) restrictions on production;  price controls;  tax increases;  (iv) maintenance of claims;  (v) tenure;  and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are required in connection with the exploration activities proposed for the Property.  To the extent such approvals are required and not obtained, the Company’s planned exploration activities may be delayed, curtailed, or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Company, including orders calling for the curtailment or termination of operations on the Property, or calling for corrective or remedial measures requiring considerable capital investment.  Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Company’s operations and prospects.

It is not possible at this date, to calculate what, if any, separate costs might be incurred by the Company in subsequent years to comply with government regulations.  Compliance with governmental regulations is included in the Company’s regular performance of its work and the Company has no separate budget for, nor undertakes any separate or special efforts to, achieve regulation compliance.

(i)

Claims Titles and Aboriginal Rights

As the Company’s properties and efforts are all in South Africa, Zimbabwe and Zambia, they are subject to the indigenization (Black Empowerment) laws of those countries.  The Company could therefore (and will likely) be forced to sell shares of its local operating subsidiaries, or interests in the properties, to local indigenous citizens of, or the governments of, the countries in which the properties are located. Reference is made to the disclosure in Clause 3.1(c) of recent new steps by the Zimbabwe Government to impose and enforce indigenization rules on the Blanket Mine.

Other parties may dispute the Company’s title to its properties and the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected encumbrances or defects or government actions.

(j)

Management

The Company currently has sufficient experienced employees to carry out all of its announced current plans.   Development of the Company will be dependent upon it having the funds necessary to, and being successful in, employing and retaining skilled executives or contractors/consultants.  Hiring and retaining skilled executives, consultants, contractors and employees in Southern Africa is a significant problem at the present time.

(k)

Conflicts of Interest

There are no existing material conflicts of interest between the Company and any of its directors or officers.  However, certain directors and officers of the Company are directors, officers and/or shareholders of other companies, including companies engaged in mineral exploration.  To the extent that such other companies may be interested or participate in or be affected by opportunities or transactions involving the Company, these directors and officers of the Company may have conflicting interests in negotiating and settling terms of such transactions.  Conflicts of interest affecting the directors and officers and senior management of the Company will be governed by the applicable laws.  In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Company, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture. During 2010 there have been no notified or identified conflicts of interest between the Company and its directors or senior management.

(l)

Foreign Currency risk

As Caledonia operates in an international environment, some of Caledonia’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar, mainly the South African Rand and the US$. The results of Caledonia’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of Caledonia are reported in Canadian dollars in Caledonia’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and the amount of shareholders’ equity.

As noted below, the Corporation has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks.

ITEM 6.

DIVIDENDS

The Company has declared and paid no dividends during its existence.  There are no restrictions on the Company which would prevent it from paying dividends if and after it becomes profitable.  The Company does not have a dividend policy.

ITEM 7.

CAPITAL STRUCTURE

7.1

Capital

The authorized capital of the Company consists of an unlimited number of Preference Shares – none of which are issued – and an unlimited number of Voting Common Shares – of which 500,169,280 are issued at then date of this document.  All of the Common Shares have equal voting and other rights and restrictions and rank pari passu with each other.  To the knowledge of the Company’s directors or executive officers, no person or company beneficially owns, directly or indirectly, or controls or directs, voting securities carrying 10 percent or more of the voting rights attached to any class of voting securities of the Company.

The company did not issue any shares during its last completed fiscal year, nor during the period since the end of the fiscal year.

24

ITEM 8.

MARKET FOR SECURITIES

8.1

Trading Price and Volume

The Common Shares of the Company are quoted for trading on the NASDAQ OTC (Over-the-Counter) Bulletin Board in the U.S. and listed on the AIM Market in London.  The Principal marketplace for the Company is the listing of the shares on the Toronto Stock Exchange.  During the year January 1, 2010 – December 31, 2010 77,420,000 shares of the Company traded on the TSX Exchange at prices that range between a high of $0.17 and a low of $0.055 per share, on AIM 1,068,000 shares were traded with prices that ranged between a high of 9.5 pence and a low of 3.5 pence and on Nasdaq 59,282,000 shares were trade with prices that ranged between a high of $0.16 and a low of $0.052.

ITEM 9.

ESCROWED SECURITIES

None of the Issued Shares of the Company are held in escrow.

ITEM 10.

DIRECTORS AND OFFICERS

10.1

Name, Occupation and Security Holdings of Directors and Officers

Name, Office Held and Municipality of Residence	Principal Occupation	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
Stefan E. Hayden, (3)(4)(5) President, Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Company and Director of all the Company’s subsidiary companies.	1996	Nil
James Johnstone (1) Director Gibsons, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Company and Director of several of its subsidiary companies.	1997	Nil
F. Christopher Harvey, (1) Director, Oakville, Ontario, Canada	Retired. Until 31 December 2005 employed as Technical Director and Secretary of the Company and Director of several of its subsidiary companies.	1993	204,300
Carl R. Jonsson,(2) (3) (4) (5) Chairman, Director & Secretary, Vancouver, British Columbia, Canada	Lawyer. Principal of Tupper, Jonsson & Yeadon, Vancouver, Canada.	1992	59,469
Robert W Babensee (1)(2) Director, Toronto, Ontario, Canada	Retired Chartered Accountant. Formerly an assurance specialist in the Canadian accounting firm of BDO Dunwoody LLP (retired December 31, 2004). Formerly the CFO of Golden China Resources, a company whose shares were registered on the TSX Venture Exchange.	2008	Nil
Steven Curtis (5) VP Finance, Chief Financial Officer & Director	Financial Director Avery Dennison SA (Pty) Ltd. until March 2006. Since then, VP Finance, Chief Financial Officer and Director of the Company.	2008	Nil

Notes:

(1) Member of Audit Committee, (2) Member of Compensation Committee, (3) Member of Corporate Governance Committee,

 (4) Member of Nominating Committee, (5) Member of Disclosure Committee.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

10.2

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Company’s directors or senior officers have been the subject of any cease trade orders, bankruptcies, penalties or sanctions, nor have any companies of which they have been directors, senior officers or controlling shareholders been the subject of any cease trade orders, bankruptcies, penalties or sanctions, within the past 10 years – with the exception of Carl R. Jonsson who was a director and/or officer of three companies the shares of which were/are listed on the TSX Venture Exchange and its predecessor that were the subject of Cease Trade Orders issued by Provincial Securities Regulators having jurisdiction over them.  In the case of each company Mr. Jonsson held the positions incidental to his acting as the Solicitor for the companies:

-

Director and Secretary, August 1987 - August 2003, of Global CT & T Telecommunications Ltd.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which has not been rescinded.

-

Director and Secretary of Global Net Entertainment Corp.   Cease Trade Order was issued against it for failure to file and distribute financial statements - which was rescinded when the financial statements were filed.

-

Director until February 4, 2005 of TelcoPlus Enterprises Ltd.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which was rescinded when the financial statements were filed.

ITEM 11.

PROMOTERS

The Company has not within the past three completed Financial Years or during the current year, had a person who is acting as a Promoter of the Company.

ITEM 12.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not involved in any legal proceedings which would involve claims for amounts that would exceed 10% of the value of the current assets of the Company.  Nor is the Company involved in or threatened with any regulatory actions.

ITEM 13.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Directors or Officers of the Company has any current – or within the last three completed Financial Years – any direct interest in any material transactions of the Company or its subsidiaries – other than Share Purchase Option Agreements that have been granted to them or with respect to the remuneration they received for their services to the Company.

Caledonia had the following related party transactions:

	2010	2009	2008
	$	$	$
Fees and allowances paid to a Corporation which provides the services of Caledonia's president	552	558	635
Rent for office premises paid to a company owned by members of the President’s family	49	50	43

Caledonia has a management agreement with Epicure Overseas S.A. (“Epicure”), for management services provided by the President.  Caledonia is required to pay a base annual remuneration and an expense allowance adjusted for inflation and bonuses as set out in the agreement.  In the event of a change of control of Caledonia, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

ITEM 14.

MATERIAL CONTRACTS

The Company and its Subsidiaries have not entered into any material contracts since January 1, 2010 - the beginning of its last completed fiscal year.

ITEM 15.

INTERESTS OF EXPERTS

15.1

Experts named

Mr. Julian Verbeek, B.Sc. Geology, an independent consultant, was the independent Qualified Person for the Rooipoort reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Mr. David Grant, C. Geol, FGS, Pr. Sci. Nat., an independent consultant is the “Independent Qualified Person” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

15.2

Interests of Experts

The named experts have no personal interests in any of the Company’s properties

ITEM 16.

ADDITIONAL INFORMATION

16.1

Further Information

Further specific information may be found in the Company’s December 31, 2010 Audited, Consolidated, Year-End Financial Statements and in its Annual MD & A.  All of these documents may be viewed on SEDAR at www.sedar.com and on the Company’s website at  www.caledoniamining.com  Additional information about the Company is also contained in the Information Circular issued by the Company for its most recent annual meeting of shareholders, including directors and officers remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans.

16.2

Forward Looking Statements

This Annual Information Form contains certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Item 17

AUDIT COMMITTEE INFORMATION

17.1

Audit Committee Charter

Attached as Schedule “A” is a copy of the Company’s Audit Committee Charter - adopted November 9, 2006.

17.2

Audit Committee Composition

The Company’s Audit Committee is comprised of directors Robert Babensee, James Johnstone and Christopher Harvey.  Some information with respect to them is given in Clause 10.1.  They are all considered independent and are all considered to be financially literate.  Messrs. Johnstone and Harvey are considered financially literate as a result of their decades of business experience.  Mr. Babensee was a qualified and former practicing chartered accountant in Canada for in excess of 35 years and had experience in preparing, auditing, analyzing and evaluating financial statements.  All members of the Audit Committee are considered, based on their professional education or experience have a good understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles in connection the accounting for the estimates, accruals and reserves of the Company and a good understanding of internal controls and procedures for financial reporting.

17.3

External Auditors Fees

The fees charged by the Company’s external auditors, BDO Canada LLP, Chartered Accountants for the last two completed fiscal years of the Company are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2009	$201,531	$18,485	Nil	Nil
December 31, 2010	$192,600	$19,900	Nil	Nil